Exhibit 99.3

Tenke Fungurume Project Technical Report

Certificate of Author

I, Ronald G. Simpson, P.Geo, residing at 1975 Stephens St., Vancouver, British Columbia, V6K 4M7, do hereby certify that:

1. I am president of GeoSim Services Inc.
2. This certificate applies to the report entitled "Technical Report for the Tenke Fungurume Project, Katanga Province, Democratic Republic of Congo" dated March 31, 2009 (the "Technical Report").
3. I graduated with an Honours Degree of Bachelor of Science in Geology from the University of British Columbia in 1975.
4. I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (License #19513)
5. I have practiced my profession continuously since my graduation from university.
6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43 101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
7. I am responsible for the preparation of Section 17 of the technical report.
8. I visited the Tenke Fungurume Project between January 26 and 30, 2009.
9. I have had no prior involvement with the property that is the subject of the Technical Report.
10. As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading
11. I am independent of Lundin Mining Corporation applying all of the tests in section 1.4 of National Instrument 43 101.
12. I have read National Instrument 43 101 and Form 43 101F1, and the Technical Report has been prepared in compliance with that instrument and form.
13. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

DATED this 31st day of March, 2009

Ronald G. Simpson, P.Geo.